UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

Report on Form 6-K dated September 25, 2015

Commission File Number: 1-14846

AngloGold Ashanti Limited
(Name of Registrant)

76 Rahima Moosa Street
Newtown, Johannesburg, 2001
(PO Box 62117, Marshalltown, 2107)
South Africa
Tel: +27 (0) 11 637 6000
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☑

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa)
Reg. No. 1944/017354/06
ISIN: ZAE000043485 – JSE share code: ANG
CUSIP: 035128206 – NYSE share code: AU

September 25, 2015

NEWS RELEASE

NOT FOR DISTRIBUTION TO ANY PERSON LOCATED OR RESIDENT IN ANY JURISDICTION WHERE IT IS UNLAWFUL TO DISTRIBUTE THIS ANNOUNCEMENT.

ANGLOGOLD ASHANTI LIMITED ANNOUNCES FINAL RESULTS OF ANGLOGOLD ASHANTI HOLDINGS PLC’S CASH TENDER OFFER FOR UP TO $810,000,000 IN AGGREGATE PRINCIPAL AMOUNT OF ITS OUTSTANDING 8.500% NOTES DUE 2020 GUARANTEED BY ANGLOGOLD ASHANTI LIMITED

AngloGold Ashanti Limited hereby announces the final results of the offer to purchase for cash (the “Offer”) up to $810,000,000 (the “Tender Cap”) in aggregate principal amount of outstanding 8.500% Notes due 2020 (ISIN: US03512TAD37; CUSIP: 03512T AD3) (the “Securities”) from each registered holder of Securities (a “Holder”) by AngloGold Ashanti Limited’s wholly owned subsidiary AngloGold Ashanti Holdings plc, an Isle of Man company limited by shares (the “Company”).

The Offer was made upon the terms and subject to the conditions set forth in the offer to purchase dated August 24, 2015 (the “Offer to Purchase”). Capitalized terms used but not otherwise defined in this announcement have the meaning ascribed to them in the Offer to Purchase.

As of 11:59 p.m., New York City time, on September 23, 2015 (the “Expiration Date”), an aggregate principal amount of Securities equal to $779,271,000 was validly tendered and not validly withdrawn in the Offer and accepted for purchase by the Company.

Holders who validly tendered and did not validly withdraw their Securities at or before 5:00 p.m., New York City time, on September 9, 2015 (the “Early Tender Date”) and whose Securities have been accepted for purchase will receive the Total Consideration of $1,075 per $1,000 principal amount (which includes an early tender premium of $30 per $1,000 principal amount of Securities accepted for purchase (the “Early Tender Premium”)). Holders who validly tendered their Securities after the Early Tender Date and at or before the Expiration Date and whose Securities have been accepted for purchase will receive the Tender Consideration of $1,045 per $1,000 principal amount (which is the Total Consideration minus the Early Tender Premium) of Securities accepted for purchase.

In addition to the Total Consideration or the Tender Consideration, as applicable, Holders whose Securities have been accepted for purchase will also receive accrued and unpaid interest from the last interest payment date of the Securities up to, but not including, the Settlement Date, in respect of such Securities.

The Offer is expected to settle today (September 25, 2015).

Barclays Bank PLC and Citigroup Global Markets Limited acted as Dealer Managers.  Global Bondholder Services Corporation was the Depositary and Information Agent.

Requests for information in relation to the Offer should be directed to:

GLOBAL BONDHOLDER SERVICES CORPORATION
65 Broadway – Suite 404
New York 10006
United States
Attn: Corporate Actions
Banks and Brokers Call Collect: +1 212 430-3774
All Others Call Toll-Free: +1 866 470-4200
Fax (For Eligible Institutions only): +1 212 430-3775/3779
Fax Confirmation: +1 212 430-3774
 E-mail: info@gbsc-usa.com

BARCLAYS BANK PLC
5 The North Colonnade
Canary Wharf
London E14 4BB
United Kingdom
Attn: Liability Management Group
Toll free: +1 800 438-3242
Collect: +1 212 528-7581
London: +44 (0) 203 134 8515
 E-mail: Liability.Management@Barclays.com

CITIGROUP GLOBAL MARKETS LIMITED
Citigroup Centre
Canada Square
Canary Wharf
London E14 5LB
United Kingdom
Attn: Liability Management Group
Toll free: +1 800 558 3745
Collect: +1 212 723 6106
London: +44 (0) 20 7986 8969
 E-mail: liabilitymanagement.europe@citi.com

This announcement is neither an offer to purchase nor a solicitation of an offer to sell the Securities. The Offer was made only by, and pursuant to the terms of, the Offer to Purchase, and the information in this announcement is qualified by reference to the Offer to Purchase.

ENDS

Johannesburg
JSE Sponsor: Deutsche Securities (SA) Proprietary Limited

Contacts

Media

Chris Nthite	+27 11 637 6388/+27 83 301 2481	cnthite@anglogoldashanti.com
Stewart Bailey	+27 81 032 2563 / +27 11 637 6031	sbailey@anglogoldashanti.com
General inquiries		media@anglogoldashanti.com

Investors

Stewart Bailey	+27 81 032 2563 / +27 11 637 6031	sbailey@anglogoldashanti.com
Sabrina Brockman	+1 212 858 7702 / +1 646 379 2555	sbrockman@anglogoldashanti.com
Fundisa Mgidi	+27 11 6376763 / +27 82 821 5322	fmgidi@anglogoldashanti.com

AngloGold Ashanti Limited
Incorporated in the Republic of South Africa Reg No: 1944/017354/06
ISIN: ZAE000043485 – JSE share code: ANG CUSIP: 035128206 – NYSE share code: AU
Website: www.anglogoldashanti.com

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited
(Registrant)

Date: September 25, 2015	By:	/s/ Christine Ramon
Name: Christine Ramon
Title: Chief Financial Officer